Filed Pursuant to Rule 433
Registration No. 333-161489-02
Free Writing Prospectus dated September 6, 2011

Issuer:	The Detroit Edison Company

Security:	2011 Series H 4.50% General and Refunding Mortgage Bonds due 2041

Size:	$140,000,000

Maturity Date:	September 1, 2041

Coupon:	4.50%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2012

Price to Public:	98.866%

Spread to Benchmark Treasury:	+135 bps

Benchmark Treasury:	4.375% due May 15, 2041

Benchmark Treasury Yield:	3.220%

Re-offer Yield:	4.570%

Make-whole call:	Prior to March 1, 2041 at Treasury plus 20 bps

Par Call:	On or after March 1, 2041

Trade Date:	September 6, 2011

Settlement Date:	T+10; September 20, 2011

CUSIP:	250847 EH9

Anticipated Ratings:*	A2/A/A- (Moody’s/S&P/Fitch)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. KeyBanc Capital Markets Inc.

Co-Managers:	Comerica Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Barclays Capital Inc. toll-free at 888 603 5847 or KeyBanc Capital Markets Inc. at 866-227-6479.